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                                                      OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                OPTION CARE, INC.
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                                (Name of Issuer)

                               Common Stock, $0.01
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                         (Title of Class of Securities)

                                   683948 10 3
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                                 (CUSIP Number)

 Mr. Kevin Harris, 225 East Deerpath Road, Lake Forest, IL 60045 (847) 295-8665
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                (Name, Address and Telephone Number of the Person
                Authorized to Receive Notices and Communications)

                               October 17, 2001
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on its form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                EJ Financial/OCI Management, L.P 36-4276322

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only..................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e) ........................................

         6.     Citizenship of Place of Organization: Delaware


                           7.       Sole Voting Power: 2,686,228 (See Items 5
                                    and 6)
Number of
Shares Beneficially        8.       Number of Shares Beneficially Owned by Each
Owned by Each                       Reporting Person with Shared Voting Power: 0
Reporting Person
with:                      9.       Sole Dispositive Power: 2,686,228 (See Items
                                     5 and 6)

                           10.      Shared Dispositive Power: 0

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                2,686,228

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions):....................................

        13.     Percent of Class Represented by Amount in Row (11): 16.32%

        14.     Type of Reporting Person (See Instructions): PN


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CUSIP No.  683948 10 3

         1.     Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                John N. Kapoor

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)...........................................................

                (b)...........................................................

         3.     SEC Use Only:.................................................

         4.     Source of funds (See Instructions): ..........................

         5.     Check if Disclosure of Legal Proceedings is Required Pursuant
                to Items 2(d) or 2(e): .......................................

         6.     Citizenship of Place of Organization: United States

                           7.     Sole Voting Power: 5,791,495 (See Items 5
                                  and 6)

Shares Beneficially        8.     Number of Shares Beneficially Owned by Each
owned by Each                     Reporting Person with Shared Voting Power: 0
Reporting Person
with:                      9.     Sole Dispositive Power: 5,791,495 (See Items
                                  5 and 6)

                           10.    Shared Dispositive Power: 0

        11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
                5,791,495

        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions): ...................................

        13.     Percent of Class Represented by Amount in Row (11):  35.2%

        14.     Type of Reporting Person (See Instructions):   IN


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         This Amendment No. 2 to Schedule 13D is filed jointly by E.J.
Financial/OCI Management, L.P., a Delaware limited partnership (the "Limited Partnership") and John N. Kapoor, Managing General Partner of the Limited Partnership ("Kapoor"), relates to the common stock, par value $0.01 of Option Care, Inc. (the "Company" or "Issuer") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Exchange Act"). Capitalized terms used herein have the meanings set forth in the Schedule 13D to which this amendment relates.

ITEM 5 - INTEREST AND SECURITIES OF THE ISSUER

(a) The Limited Partnership is the record and beneficial owner of 2,686,228 shares of the Issuer's common stock. Kapoor, being the Managing General Partner of the Limited Partnership, is also deemed to be the beneficial owner of such 2,686,228 shares. In addition, Kapoor, through the John N. Kapoor Trust, dated 9/20/98 (the "Trust") of which he is the sole beneficiary and sole trustee, and through the Kapoor Family Partnership, L.P., EJ Financial Investments II, L.P. and EJ Financial Investments III, L.P., in each of which Kapoor is the managing general partner, beneficially owns an additional 3,105,267 shares. Accordingly, pursuant to Rule 13d-3 under the Exchange Act, as of the date hereof, the Limited Partnership would be deemed beneficial owner of 2,686,228 shares of Issuer's common stock. Based on the number of shares of Issuer's common stock outstanding as of October 17, 2001, such 2,686,228 shares represents approximately 16.32% of the Issuer's issued and outstanding common stock. In addition, Kapoor, again in accordance with Rule 13d-3, would be deemed beneficial owner of 5,791,495 shares which constitute, based on the number of shares of the Issuer's common stock outstanding as of October 17, 2001, approximately 35.2% of the Issuer's common stock.

(b) The number of shares of Issuer common stock which each Reporting Person has:

         1.     Limited Partnership.

                (i)      Sole voting power: 2,686,228

                (ii)     Shared voting power: 0

                (iii)    Sole dispositive power: 2,686,228

                (iv)     Shared dispositive power: 0


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         2.       Kapoor

                  (i)      Sole voting power: 5,791,495

                  (ii)     Shared voting power: 0

                  (iii)    Sole dispositive power: 5,791,495

                  (iv)     Shared dispositive power: 0

(c) The following transactions were made within 60 days prior to this filing.

                  On October 17, 2001, Kapoor, as the Managing General
                  Partner of the Limited Partnership, caused the Limited Partnership to sell 450,000 shares of the Issuer's common stock, at a price of $14.175 per share, as part of a registered secondary offering of common stock by the Issuer. In the offering, the Issuer sold a total of 3,575,000 shares of its common stock, including 75,000 as part of overallotments. All 450,000 shares sold by the Limited Partnership were taken up by the underwriters as part of the overallotment. The offering was made by the Issuer pursuant to a registration statement filed on Form S-3. The Issuer's and the Limited Partnership's sales of shares of common stock were made in accordance with the terms of an Underwriting Agreement, by and among the Limited Partnership, the Issuer, Kapoor and the Underwriters named therein dated as of October 12, 2001.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPORT TO SECURITIES OF THE ISSUER.

         Other than as described in response to Item 5(c), there is no contract, arrangement, understanding or relationship between the Reporting Persons and any other person with respect to the Securities of the Issuer.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Copy of an Agreement between the Limited Partnership and Kapoor to file this Amendment No. 2 to Schedule 13D on behalf of each of them.

Exhibit 2 - Underwriting Agreement among the Limited Partnership, Kapoor, the
            Issuer and the Underwriters named therein, dated as of October 12, 2001, filed as Exhibit No. 1 to the Issuer's Registration Statement on Form S-3 (File No. 333-65918), is incorporated by reference.


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   November 9, 2001                  EJ FINANCIAL/OCI MANAGEMENT, L.P.
         Chicago, Illinois

                                           BY:   /s/ JOHN N. KAPOOR
                                               -------------------------------
                                                 JOHN N. KAPOOR
                                                 Its Managing General Partner


                                                 /s/ JOHN N. KAPOOR
DATED:  November 9, 2001                       --------------------------------
        Chicago, Illinois                        JOHN N. KAPOOR


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